News Announcement

CONTACT: Richard D. McGraw, President/CEO Vitran Corporation Inc. 416/596-7664 Kevin Glass, VP Finance/CFO Vitran Corporation Inc. 416/596-7664	Robert L. Rinderman Joseph N. Jaffoni Jaffoni & Collins Incorporated 212/835-8500 or VVN@jcir.com

FOR IMMEDIATE RELEASE

REMINDER:
Vitran management will conduct a conference call today, August 14th at 10:00 a.m. (Eastern time), to discuss the Company’s 2001 second quarter results. The conference call dial-in is: 800/840-6217. There will be a webcast at http://www.vcall.com/NASApp/VCall/EventPage?ID=76761

VITRAN REPORTS 2001 SECOND QUARTER RESULTS

TORONTO, ONTARIO (August 14, 2001) — Vitran Corporation Inc. (TSE:VTN.A, AMEX:VVN), a North American transportation and logistics firm, today announced operating results for the three and six-month periods ended June 30, 2001 (all figures reported in Canadian dollars).

Revenues from continuing operations for the 2001 second quarter were $120,974,000, compared to $121,887,000 in the 2000 three-month period. Vitran’s second quarter EBITDA from continuing operations was $4,945,000, compared to $10,318,000 in the year-earlier period. For the quarter, Vitran achieved income from continuing operations of $246,000, or $0.03 per basic and fully diluted shares, compared to income from continuing operations of $3,380,000, or $0.34 per basic and fully diluted shares in the year-ago three-month period.

During the 2001 second quarter, the decision was made to dispose of the Company’s non-core Environmental Business (ETL). As a result of this decision, Vitran incurred a $4,424,000 loss from discontinued operations during the period, including a $3,750,000 provision for loss on disposition. This in turn meant that, in the 2001 second quarter, Vitran reported a net loss of $4,178,000, or $0.42 per basic and fully diluted shares, compared to net income of $3,414,000, or $0.35 per basic and fully diluted shares in the year-ago second quarter. Per share results are based on 9,859,778 and 9,887,316 shares outstanding during the 2001 and 2000 second quarter periods, respectively.

Revenues from continuing operations for the first half of 2001 were $240,855,000, compared to

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Vitran Q2 2001, 8/14/01	page 2 of 4

$237,447,000 in the 2000 six-month period. Vitran’s six-month EBITDA from continuing operations was $8,470,000, compared to $17,563,000 in the year-earlier period. For the 2001 first half, Vitran reported a $536,000 loss from continuing operations, versus income from continuing operations of $4,959,000 in the year-ago period. The Company incurred a $4,932,000 loss from discontinued operations for the six-month period.

In the 2001 first half, Vitran reported a net loss of $5,468,000, or $0.55 per basic and fully diluted shares, compared to net income of $5,009,000, or $0.51 per basic and fully diluted shares in the year-ago six-month period. This loss was primarily due to the loss from discontinued operations as discussed above. Per share results are based on 9,859,778 and 9,911,149 shares outstanding during the 2001 and 2000 six-month periods, respectively.

Operating income for Vitran’s LTL business in the second quarter was $2,322,000, compared with $6,814,000 in the same period last year. The operating ratio for this unit during the quarter was 97.5%, versus 92.9% in 2000.

The Truckload business unit achieved operating income of $542,000, on a similar level of revenue compared to the year-ago quarterly period. Vitran Logistics and Intermodal recorded a small operating loss on a slight year-over-year decline in revenue.

Following the close of the second quarter, Vitran acquired 643,400 common shares of The Freight Connection (TFCI) from an independent shareholder, raising its ownership to approximately 95%. Subsequent to this purchase, the Company delisted TFCI’s shares and restructured it as a private company. TFCI is in the process of acquiring the remaining 5% of the shares.

President and Chief Executive Officer Richard D. McGraw, stated, “As a result of our decision to dispose of our environmental business, we decided to take the aforementioned write-down and re-classify it as a discontinued operation in anticipation of a disposition before the year-end. ETL is a non-core holding at Vitran that has been experiencing difficulties with its peripheral glass and container operations. The core fibre operation is, however a solid business and we believe the prudent course of action is to divest the entire company rather than spend additional corporate resources in an attempt to turn the under-performing units around.

“We were encouraged by our operating performance in May and June, following a challenging April due to lower than expected volumes. Bright spots included another solid quarter at our Canadian LTL division, improved results at our US LTL operation and continued good performance at Vitran Logistics. The sluggish North American economy has impacted Vitran as well as our peers.

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Vitran Q2 2001, 8/14/01	page 3 of 4

Importantly however, various internal cost reductions and productivity initiatives helped us achieve a modest profit from continuing operations during the second quarter, and we expect to continue to reduce expenses and improve productivity during the remainder of the year.”

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, intermodal and truck brokerage services.
Further Company information is available at http://www.vitran.com.

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

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Vitran Corporation Inc.
Balance Sheet
June 30, 2001 (unaudited)
(in thousands of Canadian dollars)

Current assets	$76,466
Net assets of discontinued operations	2,016
Fixed assets	53,825
Goodwill and other assets	72,536

$204,843

Current liabilities	$71,607
Long-term debt	55,497
Other liabilities	2,776

129,880
Minority interest	464
Shareholders’ equity	74,499

$204,843

(statements of income follows)

Vitran Q2 2001, 8/14/01	page 4 of 4

VITRAN CORPORATION INC.
Statements Of Income
(in thousands, except share and per share amounts) (Canadian dollars)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	(unaudited)		(unaudited)

	2001	2000	2001	2000

Revenues	$120,974	$121,887	$240,855	$237,447
Operating expenses	102,129	100,143	205,519	196,329

Gross profit	18,845	21,744	35,336	41,118

Selling, general and administrative expenses	13,900	11,426	26,866	23,555

Income from operations before depreciation and amortization	4,945	10,318	8,470	17,563
Depreciation and amortization	3,119	3,119	6,272	6,300

Income from operations	1,826	7,199	2,198	11,263
Net interest expense	1,462	1,796	3,285	3,627
Gain/(loss) on sale of assets	(185)	(212)	(58)	(232)

	1,647	2,008	3,343	3,859
Income/(loss) before income taxes and minority interest	179	5,191	(1,145)	7,404
Income taxes/(recovery)	24	1,815	(477)	2,460

Income (loss) from continuing operations before minority interest	155	3,376	(668)	4,944
Minority interest	91	4	132	15

Income (loss) from continuing operations	246	3,380	(536)	4,959
Income (loss) from discontinued operations	(4,424)	34	(4,932)	50

Net (loss) income	$(4,178)	$3,414	$(5,468)	$5,009

Earnings (loss) per share:
Basic — continuing operations	$0.03	$0.34	$(0.05)	$0.50

Basic — discontinued operations	$(0.45)	$0.01	$(0.50)	$0.01

Basic — net income	$(0.42)	$0.35	$(0.55)	$0.51

Fully Diluted — continuing operations	$0.03	$0.34	$(0.05)	$0.50

Fully Diluted — discontinued operations	$(0.45)	$0.01	$(0.50)	$0.01

Fully Diluted — net income	$(0.42)	$0.35	$(0.55)	$0.51

Number of shares outstanding	9,859,778	9,887,316	9,859,778	9,911,149

Vitran’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP)

Vitran’s first quarter of 2001 and 2000 financial results at its ETL environmental business were restated to reflect these results as discontinued operations

Second Quarter	US LTL	Yr. over Yr.	CDN LTL	Yr. over Yr.
Operating Data	($US)	% Change	($CDN)	% Change

Revenue (000’s)	$39,568	(4.2)	$34,204	0.6
No. of Shipments	362,872	(3.7)	203,150	(4.0)
Tons	478,489	(5.8)	414,955	(9.0)
Revenue per shipment	$109.04	(0.6)	$168.37	4.8
Weight per shipment (pounds)	1,319	(2.2)	2,043	(5.2)